Exhibit 99.1

Purple Biotech Reports Second Quarter 2025 Financial Results

Platform validating preclinical data presented at EACR 2025 for CAPTN-3 tri-specific T cell engager show synergistic activity of the platform’s masked CD3, NKG2A, and tumor-associated antigen arms

First CAPTN-3 trispecific antibody targeting novel tumor associated antigen, 5T4, advances toward first-in-human clinical trials, with IND submission expected in 2026

Positive Phase 2 data from CM24 study in biomarker-enriched pancreatic ductal adenocarcinoma (PDAC) reported at AACR 2025

NT219 Phase 2 study in head and neck cancer initiated in June 2025

REHOVOT, Israel, August 6, 2025 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. (“Purple Biotech” or “the Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance, announced today financial results for the three months ended June 30, 2025.

“Our CAPTN-3 tri-specific antibody platform is differentiated not only by its masked CD3 arm for conditional T cell activation, but also by the addition of an NKG2A arm for additional T cell and NK cell activation, and a third arm targeting the tumor-associated antigen. This approach is supported by other masked TCEs showing early safety and efficacy signals,” stated Purple Biotech CEO Gil Efron. “We are focusing our activities on advancing IM1240, our first CAPTN-3 antibody, through IND-enabling studies, with the goal of initiating a Phase 1 study in 2026. Additionally, we have now established a clear path forward for CM24 for its Phase 2b study, utilizing the predictive biomarkers we observed in the Phase 2 trial, and we are seeking partners or investment to support this next study.”

Recent Clinical and Corporate Highlights:

CAPTN-3 Tri-Specific Antibody Platform

●	Showcased comprehensive in vivo and ex vivo data at EACR 2025, highlighting the synergistic activity of the platform’s masked CD3, NKG2A, and tumor-associated antigen arms

●	Platform was spotlighted by Dr. Amir Horowitz at ASGCT 2025 for its approach to targeting the HLA-E/NKG2A axis to selectively activate NK and CD8+ T cells, potentially addressing treatment resistance

●	First investigational new drug (IND) application from the CAPTN-3 platform, for IM1240 capped-CD3x5T4xNKG2A antibody, is expected to be submitted in 2026

CM24 (α-CEACAM1 monoclonal antibody)

●	Final Phase 2 data for CM24 study presented at AACR Annual Meeting 2025

●	Statistically significant efficacy in biomarker subgroup analyses was observed:

●	78% reduction in risk of death and 81% reduction in risk of progression or death in patients with defined pretreatment ranges of serum or tumor CEACAM1 and 37.5% objective response rate (ORR) in this subgroup compared to 0% in the respective control group.

●	61% reduction in risk of death and 72% reduction in risk of progression or death in patients with defined pretreatment ranges of serum CEACAM1 or myeloperoxidase (MPO) and 31% ORR in this subgroup compared to 0% in the respective control group.

●	90% reduction in risk of death and 81% reduction in risk of progression or death in high tumor CEACAM1 and low PD-L1 combined positive score (CPS) subgroup

●	The biomarkers identified in the CM24 Phase 2 study are planned to be used for patient selection in the Phase 2b study

NT219 (IRS1/2 degrader and STAT3 blocker)

●	Biomarker insights from the Phase 1 study were presented at AACR Annual Meeting 2025

●	Initiated NT219 Phase 2 study in recurrent and/or metastatic squamous cell carcinoma of the head and neck (R/M SCCHN) to evaluate NT219 in combination with pembrolizumab (Keytruda) or cetuximab (Erbitux)

●	Phase 2 study is led by Dr. Antonio Jimeno, Professor and Director of the Head and Neck Cancer Program, and Principal Investigator Dr. Alice Weaver, at the University of Colorado Anschutz Medical Campus.

Financial Results for the Three Months Ended June 30, 2025

Research and Development Expenses were $0.6 million for the three months ended June 30, 2025, reflecting a decrease of $1.8 million, or 76.9%, from $2.4 million in the same period of 2024. The decrease was primarily due to reduced costs associated with the CM24 Phase 2 study.

General and Administrative Expenses were $0.7 million for the three months ended June 30, 2025, compared to $1.1 million in the same period of 2024, representing a decrease of $0.4 million, or 36.0%, mainly due to a $0.2 million decrease in a non-cash expense and $0.2 million reduction in cash and non-cash salaries and related expenses.

Operating Loss was $1.2 million for the three months ended June 30, 2025, a decrease of $2.2 million, or 64.3%, compared to $3.5 million in the same period of 2024, mainly due to the decrease in the CM24 Phase 2 study expenses.

Adjusted Operating Loss (as reconciled below) was $1.2 million for the three months ended June 30, 2025, a decrease of $2.0 million, compared to $3.2 million in the same period of 2024, primarily due to the decrease in the CM24 Phase 2 study expenses.

Finance Income, net was $0.1 million for the three months ended June 30, 2025, compared to $1.0 million in the same period of 2024, representing a decrease of $0.9 million, primarily attributable to a decrease in non-cash gain resulting from the revaluation of outstanding warrants.

Net Loss was $1.1 million, or $0.40 per basic and diluted ADS for the three months ended June 30, 2025, compared to a net loss of $2.4 million, or $1.80 per basic and diluted ADS, in the same period of 2024. The decrease in net loss was mainly due to the $2.2 million decrease in operating expenses and $0.9 million decrease in finance income, net.

As of June 30, 2025, Purple Biotech had cash and cash equivalents and short-term deposits of $5.6 million. The Company cash runway is expected into the third quarter of 2026.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance. The Company’s oncology pipeline includes CAPTN-3, CM24 and NT219. The Company is advancing CAPTN-3, a preclinical platform of conditionally activated tri-specific antibodies, which engage both T cells and NK cells to induce a strong, localized immune response within the tumor microenvironment. The cleavable capping technology confines the compound’s therapeutic activity to the local tumor microenvironment, thereby potentially increasing the anticipated therapeutic window in patients. The third arm specifically targets the Tumor Associated Antigen (TAA). The technology presents a novel mechanism of action by unleashing both innate and adaptive immune systems to mount an optimal anti-tumoral immune response. IM1240 is the first tri-specific antibody in development that targets the 5T4 antigen, which is expressed in a variety of solid tumors and is associated with advanced disease, increased invasiveness, and poor clinical outcomes. CM24 is a humanized monoclonal antibody that blocks CEACAM1, which supports tumor immune evasion and survival through multiple pathways. CEACAM1 on tumor cells, immune cells and neutrophil extracellular traps is a novel target for the treatment of multiple cancer indications. As proof of concept of these novel pathways, the Company completed a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC) with CM24 as a combination therapy with the anti-PD-1 checkpoint inhibitor nivolumab and chemotherapy, demonstrating clear and consistent improvement across all efficacy endpoints and the identification of two potential serum biomarkers and other potential tissue biomarkers. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. A Phase 1 dose escalation study was concluded as a monotherapy and in combination with cetuximab, in which NT219 demonstrated anti-tumor activity in combination with cetuximab in second-line patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck (R/M SCCHN). A Phase 2 study in collaboration with the University of Colorado Anschutz Medical Campus, to treat R/M SCCHN patients with NT219 in combination with cetuximab or pembrolizumab was initiated. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://purple-biotech.com/.

Non-IFRS Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with International Financial Reporting Standards (“IFRS”), including adjusted operating loss. This non-IFRS measure is not based on any standardized methodology prescribed by IFRS and is not necessarily comparable to similar measures presented by other companies. Adjusted operating loss adjusts for non-cash share-based compensation expenses. The Company’s management and board of directors utilize this non-IFRS financial measure to evaluate the Company’s performance. The Company provides this non-IFRS measure of the Company’s performance to investors because management believes that this non-IFRS financial measure, when viewed with the Company’s results under IFRS and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, this non-IFRS measure is not a measure of financial performance under IFRS and, accordingly, should not be considered as an alternative to IFRS measures as indicators of operating performance. Further, this non-IFRS measure should not be considered a measure of the Company’s liquidity. A reconciliation of certain IFRS to non-IFRS financial measures has been provided in the tables included in this press release.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219, CM24 and IM1240; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2024 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date on which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Company Contact:
IR@purple-biotech.com

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Financial Position

		June 30,	December 31,
		2025	2024
	Note	USD thousand	USD thousand
Assets
Cash and cash equivalents		4,736	7,401
Short term deposits		857	848
Other investments		326	275
Other current assets		394	384

Total current assets		6,313	8,908
Non-current assets
Right of use assets		88	164
Fixed assets, net		135	124
Intangible assets		27,842	27,842

Total non–current assets		28,065	28,130

Total assets		34,378	37,038

Liabilities
Lease liability - short term		103	183
Accounts payable		669	1,455
Warrants		267	1,149
Other payables		1,150	1,200

Total current liabilities		2,189	3,987

Non-current liabilities
Post-employment benefit liabilities		140	140

Total non-current liabilities		140	140
Equity
Share capital, no par value		-	-
Share premium		149,823	147,631
Receipts on account of warrants		21,145	21,145
Capital reserve for share-based payments		7,366	8,875
Capital reserve from transactions with related parties		761	761
Capital reserve from transactions with non-controlling interest		(859)	(859)
Accumulated loss		(146,231)	(144,693)

Equity attributable to owners of the Company		32,005	32,860
Non-controlling interests		44	51

Total equity		32,049	32,911

Total liabilities and equity		34,378	37,038

Condensed Consolidated Unaudited Interim Statements of Operations and Other Comprehensive Income

	For the six months ended June 30,		For the three months ended June 30,
	2025	2024	2025	2024
	USD thousand	USD thousand	USD thousand	USD thousand

Research and development expenses	1,312	5,814	553	2,391
General and administrative expenses	1,329	1,840	683	865
Impairment loss	-	202	-	202

Operating loss	2,641	7,856	1,236	3,458

Finance income from financial instruments	(1,005)	(1,419)	(74)	(946)
Finance expense	15	41	-	24
Finance income	(106)	(282)	(73)	(121)

Finance expense (income), net	(1,096)	(1,660)	(147)	(1,043)

Loss for the period	1,545	6,196	1,089	2,415

Other Comprehensive Profit:
Items that will be transferred to profit or loss:
Loss (profit) on cash flow hedges	-	21	-	6

Total comprehensive loss for the period	1,545	6,217	1,089	2,421

Loss attributable to:
Owners of the Company	1,538	6,167	1,085	2,405
Non-controlling interests	7	29	4	10

	1,545	6,196	1,089	2,415

Total comprehensive loss attributable to
Owners of the Company	1,538	6,188	1,085	2,411
Non-controlling interests	7	29	4	10

	1,545	6,217	1,089	2,421

Loss per share information
Basic and diluted loss per Share – USD	0.003	0.023	0.002	0.009
Number of Shares used in calculation	536,905,219	267,722,200	547,243,964	275,320,200
Loss per ADS information (where 1 ADS represents 200 shares)
Basic and diluted loss per ADS – USD	0.57	4.6	0.40	1.80
Number of ADSs used in calculation	2,684,526	1,338,611	2,736,220	1,376,601

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements

Reconciliation of Adjusted Operating Loss

	For the six months ended June 30,		For the three months ended June 30,
	2025	2024	2025	2024
	USD thousand	USD thousand	USD thousand	USD thousand

Operating loss for the period	2,641	7,856	1,236	3,458
Less ESOP expenses	(152)	(484)	(59)	(218)
	2,489	7,372	1,177	3,240

Condensed Consolidated Unaudited Interim Statements of Cash Flows

	For the six months ended June 30,
	2025	2024
	USD thousand	USD thousand
Cash flows from operating activities:
Loss for the period	(1,545)	(6,196)
Adjustments:
Depreciation	92	97
Impairment loss	-	202
Finance expenses (income), net	(1,096)	(1,660)
Share-based payments	152	484

	(2,397)	(7,073)

Changes in assets and liabilities:
Changes in other investments and other current assets	(206)	(162)
Changes in trade payables	(821)	(490)
Changes in other payables	(98)	(1,333)
	(1,125)	(1,985)

Net cash used in operating activities	(3,522)	(9,058)

Cash flows from investing activities:
Proceed from other investments	290	187
Interest received	85	207
Decrease(increase) in short-term deposits	(9)	5
Acquisition of fixed assets	(2)	-

Net cash provided by investing activities	364	399

Cash flows from financing activities:
Proceeds from issuance ADSs	664	938
ADS issuance expenses paid	(80)	(125)
Repayment of lease liability	(92)	(91)
Interest paid	(23)	(21)

Net cash provided by financing activities	469	701

Net decrease in cash and cash equivalents	(2,689)	(7,958)
Cash and cash equivalents at the beginning of the period	7,401	14,489
Effect of translation adjustments on cash and cash equivalents	24	(7)

Cash and cash equivalents at the end of the period	4,736	6,524

The accompanying notes are an integral part of these condensed consolidated interim financial statements.